Invitation to the AGM 2012 — status March 22, 2012

[Non-binding translation from German]

Invitation to the

Twenty-fifth Annual General Meeting of Shareholders

of SAP AG

based in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the twenty-fifth annual General Meeting of Shareholders at the SAP Arena, Xaver-Fuhr-Str. 150, 68163 Mannheim, Germany, on Wednesday, May 23, 2012, at 10.00 hrs (Central European Summer Time — CEST).

Overview of Contents

I. Agenda

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the combined management report and group management report of SAP AG, including the Executive Board's explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; HGB), and the Supervisory Board's report, each for fiscal year 2011

2.	Resolution on the appropriation of the retained earnings of fiscal year 2011

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2011

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2011

5.	Resolution on the approval of the system of Executive Board compensation

6.	Appointment of the auditors of the financial statements and group financial statements for fiscal year 2012

7	Election of new members to the Supervisory Board

8.	Resolution on the cancellation of Contingent Capital III and Contingent Capital IIIa and the corresponding amendment of Section 4 of the Articles of Incorporation, as well as other amendments to Sections 4, 19 and 23 of the Articles of Incorporation

II. Information relating to agenda item 7 (Election of new members to the Supervisory Board)

III. Further information and details concerning the General Meeting of Shareholders

Invitation to the AGM 2012 — status March 22, 2012

I.	AGENDA

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the combined management report and group management report of SAP AG, including the Executive Board's explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the Commercial Code (HGB), and the Supervisory Board's report, each for fiscal year 2011

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On March 22, 2012, the Supervisory Board approved the annual financial statements prepared by the Executive Board on February 23, 2012 in accordance with Section 172 sentence 1 of the German Stock Corporation Act (Aktiengesetz; AktG). The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group financial statements. In accordance with Section 173 sentence 1 AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group financial statements. The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, must be explained at the General Meeting of Shareholders, with no resolution (except in respect of the appropriation of retained earnings) being required.

2.	Resolution on the appropriation of the retained earnings of fiscal year 2011

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2011 in the amount of € 5,402,428,225.15, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 0.75 and of an additional special dividend of € 0.35 (totalling € 1.10) per no-par value share carrying dividend rights	=	€1,309,725,848.20

and carry-forward of the remainder to new account	=	€4,092,702,376.95

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,190,659,862.00, divided into 1,190,659,862 no-par value shares, as at the date of preparation of the annual financial statements (February 23, 2012).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.10 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be

Invitation to the AGM 2012 — status March 22, 2012

increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the corresponding resolution has been passed by the General Meeting of Shareholders and is expected to take place on or after May 24, 2012.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2011

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2011 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2011

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2011 be formally approved for that period.

5.	Resolution on the approval of the system of Executive Board compensation

The previous system of Executive Board compensation was replaced as of January 1, 2012 by a new, more competitive compensation system that places greater focus on the achievement of strategic objectives. This new compensation system is to be presented to the General Meeting of Shareholders for approval in accordance with Section 120 (4) AktG.

The Supervisory Board and the Executive Board propose that the following resolution be adopted:

The General Meeting of Shareholders approves the new system of Executive Board compensation described in the compensation report that has been in place since January 1, 2012.

The compensation report containing the description of the new system of Executive Board compensation that has been in place since January 1, 2012 is included in the 2011 Annual Report. The Annual Report is available for download at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

6.	Appointment of the auditors of the financial statements and group financial statements for fiscal year 2012

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group financial statements for fiscal year 2012.

Invitation to the AGM 2012 — status March 22, 2012

7.	Election of new members to the Supervisory Board

The tenure of all shareholder representatives in the Supervisory Board will expire at the close of the General Meeting of Shareholders on May 23, 2012, and thus new shareholder representatives must be elected. In accordance with Section 96 (1) and Section 101 (1) AktG, and in conjunction with Section 7 (1) sentence 1 no. 2 of the German Co-Determination Act (Mitbestimmungsgesetz) of 1976, the Supervisory Board comprises eight members elected by the shareholders and eight members elected by the employees. When electing shareholder representatives, the General Meeting of Shareholders is not obliged to elect persons who have been nominated.

The Supervisory Board proposes that the following persons be elected to the Supervisory Board as shareholder representatives (with each person being elected individually):

a)	Prof. Dr. h. c. mult. Hasso Plattner,

resident in Schriesheim,

Chairman of the Supervisory Board of SAP AG

b)	Pekka Ala-Pietilä,

resident in Helsinki, Finland,

Chief Executive Officer of Blyk Ltd., London, UK

c)	Prof. Anja Feldmann, Ph.D.,

resident in Berlin

Professor at the Electrical Engineering and Computer Science Faculty (Chair of Intelligent Networks and Management of Distributed Systems) at the Technische Universität Berlin

d)	Prof. Dr. Wilhelm Haarmann,

resident in Kronberg im Taunus,

Attorney-at-law, certified public auditor, certified tax advisor, partner at HAARMANN Partnerschaftsgesellschaft Rechtsanwälte Steuerberater Wirtschaftsprüfer, Frankfurt am Main

e)	Bernard Liautaud,

resident in London, UK,

General Partner, Balderton Capital, London, UK

f)	Dr. h. c. Hartmut Mehdorn,

resident in Frankfurt am Main,

Chief Executive Officer, Air Berlin PLC, Rickmansworth, UK

g)	Dr. Erhard Schipporeit,

resident in Hanover,

Independent Management Consultant

h)	Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer,

resident in Ungelstetten,

Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen

Invitation to the AGM 2012 — status March 22, 2012

In the event that he is elected, Prof. Dr. h. c. mult. Hasso Plattner is to be nominated as candidate for the position of chairman of the Supervisory Board.

The information required under Section 125 (1) sentence 5 AktG relating to the memberships held by the persons nominated by the Supervisory Board in other supervisory boards required by law and in comparable controlling bodies of companies in Germany and abroad are set out in the section entitled “Information relating to agenda item 7 (Election of new members to the Supervisory Board)” below.

8.	Resolution on the cancellation of Contingent Capital III and Contingent Capital IIIa and the corresponding amendment to Section 4 of the Articles of Incorporation and other amendments to Sections 4, 19 and 23 of the Articles of Incorporation

Contingent Capital III and Contingent Capital IIIa, which serve to satisfy conversion and subscription rights issued under the Long-Term Incentive Plan of SAP AG 2000 (LTI 2000), are to be cancelled, since all conversion and subscription rights that were issued under the LTI 2000 have either already been exercised or expired on February 21, 2012 at the latest without being exercised and no further conversion or subscription rights can be issued under the LTI 2000. Paragraphs 6 and 9 of Section 4 of the Articles of Incorporation are thus to be deleted and Section 4 paragraph 1 of the Articles of Incorporation is to be amended to reflect the current capital stock figure following the last exercise of conversion and subscription rights issued under the LTI 2000.

Since the conversion of all preference shares into ordinary shares was entered in the commercial register on June 18, 2001, the Company has not issued any further preference shares. It is now clear that no further preference shares will be issued under the LTI 2000. The Company also cannot issue any preference shares on the basis of the existing Articles of Incorporation. Strictly as a precautionary measure, a number of provisions in the Articles of Incorporation referring to preference shares have been kept in the Articles of Incorporation since 2001, and where amendments to the Articles of Incorporation were made, the theoretical possibility of allowing for preference shares to be issued from Contingent Capital III was retained. With the cancellation of Contingent Capital III, the provisions in question will now be deleted or amended, as appropriate.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	Contingent Capital III, which was created by resolution of the General Meeting of Shareholders on January 18, 2000 under agenda item 1 and amended by various resolutions of subsequent General Meetings of Shareholders, is to be cancelled, to the extent that it is still in place.

b)	Contingent Capital IIIa, which in its current form was created by resolution of the General Meeting of Shareholders on May 3, 2002 under agenda item 13 by pooling Contingent Capital IIIa, which was resolved by the General Meeting of Shareholders on May 3, 2001 under agenda item 10, and Contingent Capital V, which was resolved by the General Meeting of Shareholders on May 3, 2001 under agenda item 11 and amended by various resolutions of subsequent General Meetings of Shareholders, is to be cancelled, to the extent that it is still in place.

c)	Paragraphs 6 and 9 of Section 4 of the Articles of Incorporation are to be deleted. Existing paragraphs 7 to 10 of Section 4 of the Articles of Incorporation are to be renumbered as follows: what is currently paragraph 7 will become paragraph 6, paragraph 8 will become paragraph 7 and paragraph 10 will become paragraph 8.

Invitation to the AGM 2012 — status March 22, 2012

d)	Section 4 paragraph 1 of the Articles of Incorporation is to be restated as follows:

“The Company has capital stock of € 1,228,339,598, which is divided into 1,228,339,598 no-par value shares.”

e)	Section 4 paragraph 3 sentence 2 of the Articles of Incorporation is to be restated as follows:

“The Company may combine single shares into share certificates representing a majority of shares (multiple-share certificates).”

f)	Section 4 paragraph 5 sentence 1 of the Articles of Incorporation is to be restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company's capital stock, on one or more occasions on or before June 7, 2015, by an aggregate amount of up to € 250 million in return for contributions in cash by issuing new no-par value bearer shares (Authorized Capital I).”

g)	Section 4 paragraph 7 sentence 1 of the Articles of Incorporation, which, following the renumbering set out in lit. c) above, will become Section 4 paragraph 6 sentence 1, is to be restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company's capital stock, on one or more occasions on or before June 7, 2015, by an aggregate amount of up to € 250 million in return for contributions in cash or kind by issuing new no-par value bearer shares (Authorized Capital II).”

h)	Section 4 paragraph 10 sentence 1 of the Articles of Incorporation, which, following the renumbering set out in lit. c) above, will become Section 4 paragraph 8 sentence 1, is to be restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company's capital stock, on one or more occasions on or before June 7, 2015, by an aggregate amount of up to € 29,773,890 in return for contributions in cash or kind by issuing new no-par value bearer shares (Authorized Capital III).”

i)	Section 19 paragraph 1 of the Articles of Incorporation is to be restated as follows:

“Each share carries one vote.”

j)	Paragraph 6 of Section 23 of the Articles of Incorporation is to be deleted. The current paragraph 7 of Section 23 of the Articles of Incorporation will become paragraph 6.

***

Invitation to the AGM 2012 — status March 22, 2012

II.	INFORMATION RELATING TO AGENDA ITEM 7 (ELECTION OF NEW MEMBERS OF THE SUPERVISORY BOARD)

Information pursuant to Section 125 (1) sentence 5 AktG on the persons nominated by the Supervisory Board in respect of agenda item 7

a)	Prof. Dr. h. c. mult. Hasso Plattner

Membership of other supervisory boards required by law

none

Membership of comparable controlling bodies in Germany and abroad none

b)	Pekka Ala-Pietilä

Membership of other supervisory boards required by law

none

Membership of comparable controlling bodies in Germany and abroad

Board of Directors of Pöyry Oyj, Vantaa, Finland

Board of Directors of CVON Group Limited, London, UK (Chairman)

Board of Directors of CVON Limited, London, UK

Board of Directors of CVON Innovations Limited, London, UK

Board of Directors of CVON Innovation Services Oy, Turku, Finland (Chairman)

Board of Directors of CVON Future Limited, London, UK

Board of Directors of Blyk Services Oy, Helsinki, Finland (Chairman)

Board of Directors of Blyk (NL) Ltd., London, UK (Chairman)

Board of Directors of Blyk (DE) Ltd., London, UK (Chairman)

Board of Directors of Blyk (ES) Ltd., London, UK (Chairman)

Board of Directors of Blyk (BE) Ltd., London, UK (Chairman)

Board of Directors of Blyk.nl NV, Amsterdam, Netherlands

Board of Directors of Blyk.be SA, Hoeilaart, Belgium (Chairman)

Board of Directors of Blyk International Ltd., London, UK (Chairman)

Board of Directors of Solidium Oy, Helsinki, Finland (Chairman)

c)	Prof. Anja Feldmann, Ph.D.

Membership of other supervisory boards required by law

none

Membership of comparable controlling bodies in Germany and abroad none

d)	Prof. Dr. Wilhelm Haarmann

Membership of other supervisory boards required by law

none

Membership of comparable controlling bodies in Germany and abroad none

Invitation to the AGM 2012 — status March 22, 2012

e)	Bernard Liautaud

Membership of other supervisory boards required by law

none

Membership of comparable controlling bodies in Germany and abroad

Board of Directors of Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK

Board of Directors of nlyte Software Ltd., London, UK (Chairman)

Board of Directors of Talend SA, Suresnes, France

Board of Directors of Cap Gemini SA, Paris, France

Board of Directors of Quickbridge (UK) Ltd., London, UK

Board of Directors of Scytl Secure Electronic Voting SA, Barcelona, Spain

Board of Directors of Abiquo Group Inc., Redwood City, California, USA

Board of Directors of Dashlane, Inc., New York, NY, USA

Board of Directors of Vestiaire de Copines SA, Neuilly-sur-Seine, France

f)	Dr. h. c. Hartmut Mehdorn

Membership of other supervisory boards required by law

none

Membership of comparable controlling bodies in Germany and abroad

Advisory Board of Fiege Group, Greven (purely advisory body)

Board of Directors of Rossijskije schelesnyje dorogi (open limited company "Russian Railways”), Moscow, Russian Federation

g)	Dr. Erhard Schipporeit

Membership of other supervisory boards required by law

Supervisory Board of Talanx Aktiengesellschaft, Hanover

Supervisory Board of Deutsche Börse Aktiengesellschaft, Frankfurt am Main

Supervisory Board of HDI Haftpflichtverband der Deutschen Industrie Versicherungsverein auf Gegenseitigkeit (not a commercial enterprise (Handelsgesellschaft) within the meaning of Section 100 (2) sentence 1 no. 1 AktG), Hanover

Supervisory Board of Fuchs Petrolub AG, Mannheim

Supervisory Board of Hannover Rückversicherung AG, Hanover

Supervisory Board of BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg

Membership of comparable controlling bodies in Germany and abroad

Board of Directors of TUI Travel PLC, London, UK

Board of Directors of Fidelity Funds SICAV, Luxembourg

h)	Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer

Membership of other supervisory boards required by law

Supervisory Board of HEITECH AG, Erlangen

Supervisory Board of Dürr Aktiengesellschaft, Bietigheim-Bissingen

Supervisory Board of LEONI AG, Nuremberg

Membership of comparable controlling bodies in Germany and abroad none

Invitation to the AGM 2012 — status March 22, 2012

***

III.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; BGB)). Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English. The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time, CEST)) of May 2, 2012 (the Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 16, 2012 at the address below:

SAP AG

c/o Deutsche WertpapierService Bank AG (dwpbank)

Einsteinring 9

D-85609 Aschheim-Dornach

or by fax: +49(0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)	Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders who have purchased their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they sold their shares after the Record Date. The Record Date will not affect the calculation of the shareholders' dividend entitlement.

c)	Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in paragraph a) of this section 1), the shareholders will be issued with admission tickets for the General Meeting. In order to facilitate processing, we ask that you present the admission ticket at the door when you attend the meeting (online participation excepted). Information on online attendance (see section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see section 4 paragraph c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see section 2 below). Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent

Invitation to the AGM 2012 — status March 22, 2012

to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends.

2.	Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders. This, too, requires correct submission of the application and of proof of their shareholding, as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at http://www.sap.com/agm. The form used for postal voting must be received by the Company, fully completed and in particular marked with the admission ticket number and the validation code, by May 22, 2012 (day of receipt of post) by the Company at the following address:

SAP AG

c/o Computershare HV-Services AG

Prannerstraße 8

D-80333 Munich

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 22, 2012, on fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders' resolution proposals published together with any addition to the agenda pursuant to Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this section 2) by May 22, 2012 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in section 2) above by 12.00 hrs (CEST) on May 22, 2012 (time of receipt of fax). The right to attend the General Meeting of Shareholders remains unaffected. If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post. This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see section 3 below). The forms to be used for postal voting provide for the relevant declarations.

3.	Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at the place where it is held (online participation). This, too, requires correct submission of the application and of proof of their shareholding, as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). From 8.00 hrs (CEST) on May 23, 2012, shareholders can log in to the online participation system on http://www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning. In addition to the admission ticket number, the required access data

Invitation to the AGM 2012 — status March 22, 2012

comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see section 4 lit. c) below for more detail). Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the place where the General Meeting of Shareholders is held.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in realtime during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically. Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons. If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants' voting rights in accordance with their instructions.

4.	Voting by proxy

a)	Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders' association, by proxies designated by the Company or another person of their choice. In this case, too, correct submission of the application to attend and of proof of shareholding is required as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other qualifications. Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in section 2 (Voting by post) and/or section 3 (Online participation in the General Meeting of Shareholders) are fulfilled. For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access. Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this section 4 in one of the formats indicated.

b)	Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). The special provisions set out in lit. c) below additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks or shareholders' associations, or persons or associations which have an equivalent status under Section 135 (8) AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision

Invitation to the AGM 2012 — status March 22, 2012

governing such case. Banks and shareholders' associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c) Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders' instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at http://www.sap.com/agm. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see section 3 above). Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares. Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the place of the General Meeting of Shareholders or by way of online participation.

d)	Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders' association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entry controls on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance. Such proof may be directed to the postal address or fax number of the Company stated in section 2 for voting by post. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to: sap-hv2012@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded).

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The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company, in which case no separate proof is required.

e)	Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)	Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding. A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies. A printable form for granting proxy authorization and, as appropriate, issuing instructions is also available on the Internet at http://www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.	Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP AG and the interested general public may follow the entire General Meeting of Shareholders on May 23, 2012 from 10.00 hrs (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via the Internet at http://www.sap.com/agm. The opening by the chairman as well as the speeches by the Co-CEOs will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.	Shareholder rights

a)	Requests for additional agenda items pursuant to Section 122 (2) AktG

Shareholders collectively holding at least one twentieth of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing to the Company's Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 22, 2012. The request may be sent to the following address: SAP AG, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Section 142 (2) sentence 2 AktG, which provides that shareholders requesting additional agenda items must submit proof that they have been holding the shares for at least three months prior to the date of the General Meeting of Shareholders and that they will continue to hold the shares up to the date on which a decision on their request is taken, applies mutatis mutandis in accordance with Section 122 (2) sentence 1 AktG. In this respect, the Company will accept proof that shareholders requesting additional agenda items have been holding the shares required for the quorum to be achieved (see above) at least since the beginning (i.e. 0.00 hrs (CEST)) of February 23, 2012 up to the beginning of the day on which the request for additional agenda items is dispatched. Shareholding periods of third parties will be taken into account in accordance with Section 70 AktG.

Invitation to the AGM 2012 — status March 22, 2012

Any additions to the agenda which require publication and were not published in the calling notice will be published in the electronic version of the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at http://www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.

b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make applications and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the General Meeting of Shareholders. (This does not apply in the case of online participation, see section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at http://www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management if received by the end (i.e. 24.00 hrs (CEST)) of May 8, 2012 at

SAP AG

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company's duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.

c)	Shareholders' right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information. Shareholders attending online, however, are not able to issue requests for information (see section 3 above).

d)	Further information

Further information on the shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at http://www.sap.com/agm.

Invitation to the AGM 2012 — status March 22, 2012

7.	Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Section 122 (2) AktG and other information are available on the Internet at http://www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the electronic German Federal Gazette dated April 13, 2012 and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.	Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,339,598.00, which is divided into 1,228,339,598 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

Walldorf, April 2012

SAP AG

The Executive Board